EXHIBIT 99.9

Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2017 (the “Form 40-F”) of Alio Gold Inc., I, Ing. Alan J. San Martin, MAusIMM (CP), hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the San Francisco Project and to the technical report entitled “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico”, dated May 25, 2017 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

“Alan J. San Martin”
Signature of Qualified Person

Ing. Alan J. San Martin, MAusIMM (CP)
Name of Qualified Person

Mineral Resource Modeller
Title of Qualified Person

March 14, 2018

900 – 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

Telephone +1 416 362 5135   Fax +1 416 362 5763